November 17, 2008

Mr. Larry Spirgel

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

Re:	Sinclair Broadcast Group, Inc.
Form 10-K for the Year ended December 31, 2007
Filed February 29, 2008
File No. 000-26076

Dear Mr. Spirgel:

This letter sets forth the response of Sinclair Broadcast Group, Inc. (the “Company”) to the Staff’s comment letter dated November 4, 2008 relating to the Company’s Form 10-K.  For ease of review, we have set forth the comment of your letter and our response thereto.

Compensation Discussion and Analysis, page 18

Primary Elements of Compensation; Cash Bonus, page 19

1.              We note that the cash bonus award to your Chief Operating Officer is tied to the achievement of certain broadcast cash flow (BCF) levels.  In future filings, please disclose the BCF targets set for the achievement of bonus payments.  If you believe that disclosure of performance goals is not required because it is not material to an overall understanding of your compensation policies or would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion.  If you believe you have sufficient basis to keep the information confidential, disclose in future filings how difficult it would be for the executive or how unlikely it would be for you to achieve the undisclosed performance goal.  Note that general statements regarding the level of difficulty or ease associated with achieving the goals are not sufficient.  In discussing how difficult it will be for an executive or how likely it will be for you to achieve performance goals, provide as much detail as necessary without providing information that would result in competitive harm.

Response

In its future filings, the Company will provide BCF or other relevant financial targets applicable to any named executive officer’s ability to achieve or receive bonus awards.

The Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the matter discussed in this letter please call the undersigned at (410) 568-1686.

Very truly yours,

/s/ David R. Bochenek

David R. Bochenek
Vice President and Chief
Accounting Officer